

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2013

Via e-mail
W. Allen Bennett
UCP, Inc.
6489 Camden Avenue, Suite 204
San Jose, CA 95120

  **Re: UCP, Inc.**
    **Amended Registration Statement on Form S-1**
    **Filed May 21, 2013**
    **File No. 333-187735**

Dear Mr. Bennett:

  We have reviewed your amended registration statement and have the following comments.

Summary Consolidated Financial and Operating Data, page 15

1. Please revise the operating data table here and on page 60 to include information related to your land development segment.

Risk Factors, page 19

In certain cases, payments by us under the Tax Receivable Agreement . . ., page 36

2. Please revise to disclose the time frame over which the present value of the immediate payment contemplated in the first paragraph under this heading will be calculated.

In the event we acquire 50% or more of all outstanding units . . ., page 37

3. You state that "[b]ecause we have acquired our lots over time the values currently used for assessing these real estate taxes may not fully reflect current market values. Please make evident the relationship between the historic values at which you acquired your land holdings and the manner in which property tax is assessed in California.

Organizational Structure, page 45

4. Please also disclose in your diagram the percentage of economic interests the investors in this offering will indirectly hold in UCP, LLC.

Unaudited Pro Forma Financial Information, page 53

5.  We remind you that Rule 11-02(b)(6) of Regulation S-X states that pro forma adjustments related to the pro forma statements of operations shall be computed assuming the transaction was consummated at the beginning of the fiscal year presented. In this regard, please revise your pro forma statement of operations for the three months ended March 31, 2013 to assume that the transactions had been completed as of January 1, 2012 rather than as of January 1, 2013 as your disclosures on page 53 indicate.

6.  When multiple adjustments impact a particular line item, please show each adjustment amount separately on the face of the pro forma statement. Alternatively you may provide a reconciliation between the net adjustment amount presented on the face of your pro forma statement and each of the adjustments impacting the line item in the notes to the pro forma financial statements. For example, it appears that there are multiple adjustments impacting your member's/stockholder's equity line items. Please clearly show how you arrive at each pro forma adjustment amount.

7.  Please tell us whether you plan to incur material transaction costs associated with the reorganization. Although we would not expect to see these costs reflected on your pro forma statements of operations, given that this would appear to be a material, nonrecurring charge which results directly from the transaction and will be included in your statement of operations within the 12 months succeeding the transaction, we would still expect disclosure regarding the amounts that you intend to record as an expense and disclosure clarifying that it has not been reflected in your pro forma statement of operations. Naturally, we would also expect to see an adjustment to accumulated earnings (deficit) on your pro forma balance sheet related to this charge. Refer to Rule 11-02(b)(5) of Regulation S-X.

8.  Please expand your disclosures regarding the Reorganization Transactions to discuss how you will determine the number of UCP, LLC Series A Units that PICO's membership interests in UCP, LLC will be converted into as well as the number of UCP, LLC Series B units that that will be issued to UCP, Inc. Please also disclose the rights, including any differences, of each of these classes of units of UCP, LLC as well as of each of the different classes of common stock in UCP, Inc.

9.  Please expand your disclosures regarding the tax receivable agreement to discuss how you intend to account for it.

10. For adjustment (3) to the pro forma statements of operations, please address the following:
    - please confirm and clarify in your disclosures, if true, that the additional base salary payable to certain employees other than Messrs. Bogue, La Herran, and Fletcher are also pursuant to employment agreements; and

- you have reflected increases in bonuses as part of your pro forma adjustments. Please disclose how you computed the amounts of the pro forma bonus adjustments, including whether they represent the amounts that would have been required to be paid in each period presented had the new compensation agreements been in place as of January 1, 2012. Please also disclose, if true, that this is the same manner in which future bonuses paid under these agreements will be required to be computed.

11. For adjustment (6) to the pro forma statements of operations, please provide a reconciliation between the historical, pro forma, and pro forma as adjusted weighted average shares used in computing basic and diluted EPS. Please disclose how many offering shares were included in your computation and how many were excluded and explain why. For example, we remind you that offering shares whose proceeds will be used for general corporate purposes should not be used in computing EPS. Please also disclose any shares not included for anti-dilution reasons. In a similar manner, please expand your disclosures on pages F-19 and F-31 related to the pro forma earnings per share amounts presented in the historical financial statements.

Capitalization, page 59

12. In a similar manner to your pro forma financial information, please present three columns showing your actual amounts, pro forma amounts reflecting the reorganization, and pro forma as adjusted amounts reflecting the reorganization as well as offering. Please clearly show in the notes how you computed each as adjusted amount, including a discussion of any significant assumptions and estimates used to arrive at the amounts.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 63

13. We re-issue comment 26 of our letter dated April 30, 2013. As previously requested, please provide management's views of the trends described in the Market Opportunity section.

Cost of Sales and Expenses, page 64

14. In addition to disclosing the expense that you expect to record over the six months ended December 31, 2013 related to the vesting of awards made under the 2013 Long-Term Incentive Plan in connection with the offering, please also disclose the total aggregate expense associated with these awards and the period over which you expect to record this expense.

Liquidity and Capital Resources, page 72

15. Please include a more fulsome discussion of your anticipated capital needs in light of your plans to open another eight communities this year and to purchase 735 additional lots, as well as perceived trends in light capital expenditure of the significant increase in lots purchased and amount spent on land development and construction compared to last year. See Item 303(a)(2)(ii) of Regulation S-K.

16. You indicate on pages 35 and 36 that payments you may make under the tax receivable agreement may be accelerated and/or significantly exceed the benefits you expect to realize in respect of the tax attributes subject to the tax receivable agreement. In addition, your subsidiaries may not be able to make distributions to you to pay for the obligations under the tax receivable agreement. Please address these liquidity concerns within your Management Discussion and Analysis.

Certain Relationships and Related Party Transactions, page 148

UCP, LLC Limited Liability Company Operating Agreement, page 148

17. Please supplementally advise us of the nature of the tax elections and actions in respect of audits that will require the prior consent of PICO, which you allude to in the fifth paragraph under this heading.

Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Organization and Operations, page F-10

18. You believe that the basis on which the expenses have been allocated is a reasonable reflection of the services and other benefits received during the periods presented and that the financial statements reflect all costs of currently doing business as a wholly-owned subsidiary of PICO. Please clearly disclose, if true, that the financial statements provided reflect all of the costs of doing business related to these operations, including expenses incurred by other entities on your behalf. It is not clear what is meant when you state that the financial statements reflect all costs of currently doing business as a wholly-owned subsidiary of PICO rather than all costs of doing business related to these operations.

Note 11. Unaudited Pro Forma Net Loss per Share, page F-19

19. We note your response to comment 42 in our letter dated April 30, 2012. Your disclosures indicate that you intend to adjust the numerator in arriving at your pro forma per share amounts. Please tell us the nature of the adjustments that you intend to make.

Please also tell us if there are any planned distributions to owners or other expected material reductions to equity. If so, we remind you to present a pro forma balance sheet alongside the historical balance sheet. Refer to SAB Topic 1:B.3.

Signatures, page II-5

20. Please revise to have Mr. Bogue sign the registration statement in his capacity as a director.

Exhibit 23.1

21. The consent provided for the consolidated financial statements of UCP, LLC refers to a report date of May 21, 2013 which is different than the date of the report provided on page F-5. Please arrange with your auditors to provide a new consent which refers to the appropriate report date.

You may contact Nudrat Salik at (202) 551-3692 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc:     Bartholomew A. Sheehan, Esq. (*via e-mail*)
        Sidley Austin LLP